Form 45-106F1

Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer information

Item 1:

ALMADEN MINERALS LTD.

1103 – 750 West Pender St.

Vancouver, B.C.  V6C 2T8

1-604-689-7644

Item 2:

The Issuer is a reporting issuer in the jurisdiction of British Columbia, Alberta and Ontario.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

 [   ]  Bio-tech

 [   ]  Mining

 [   ]  Financial Services

 [   ]  exploration/development

 [   ]  investment companies and funds

 [   ]  production

 [   ]  mortgage investment companies

 [   ]  Oil and gas

 [   ]  Forestry

 [   ]  Real estate

 [   ]  Hi-tech

 [   ]  Utilities

 [   ]  Industrial

 [   ]  Other (describe)

Details of distribution

Item 4: See attached Schedule 1

Item 5: Date of distribution was November 16, 2005

Item 6: For each security distributed:

a.

security distributed is Units;

b.

3,700,000 Units at a price of $1.70 per Unit, Each Unit consists of one common share and one Warrant entitling the holder to purchase, for a period of 2 years from the Closing, one additional common share at a price of $2.10 per share.  The Warrants contain a provision whereunder if, during the term of any unexercised Warrant commencing 4 months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $2.75 or greater the Company may, at its option and by notice in writing to each holder, require the holder of the Warrant to exercise such Warrant failing which the Warrant will be deemed to have expired;

A cash commission of 7% of the total gross proceeds realized from the placement of the Units was paid together with non-transferable Broker’s Warrants in a number equal to 10% of the Units placed.  Each Broker’s Warrant entitles the holder to purchase, for a period of 2 years from the Closing, one common share at a price of $1.78 per share; and

c.

Exemption(s) relied on are the following: .

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside.  Do not include in this table, securities issued as payment for commissions or finder’s fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	18	$1.70	$377,400.00
Alberta	4	$1.70	$210,800.00
Ontario	5	$1.70	$1,028,500.00
New Zealand	2	$1.70	$51.680.00
UK	3	$1.70	$54,400.00
England	1	$1.70	$25,500.00
France	1	$1.70	$51,000.00
US	54	$1.70	$4,507,720.00
Total number of Purchasers	88
Total dollar value of distribution in all jurisdictions (Canadian $)			$6,290,000.00

Note 1:

If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder’s fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s).  Compensation includes commissions, discounts or other fees or payments of a similar nature.  Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price.  Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

** Warrants entitle the holder to purchase, for a period of 2 years from the date of distribution, one common share at a price of $1.78 per share.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution
Global Resources Investments Ltd. 7770 El Camino Real Carlsbad, CA 92009	$324,751.00			NI 45.106 sec 2.3(2)	$324,751,000
Quest Securities Corp. Suite 3110, 77 King St. West, Royal Trust Tower, TD Centre Toronto, ON M5K 1H1		352,900 Warrants**	$1.70	NI 45-106 Sec 2.3(2) Nov 16/05	$599,930.00
Leede Financial Markets Suite 1800, 1140 West Pender St. Vancouver, B.C. V6E 4G1		3,250 Warrants**	$1.70	NI 45-106 Sec 2.3(2) Nov 16/05	$5,525.00
Raymond James Ltd. Suite 2100, 925 W. Georgia St. Vancouver, B.C V6C 3L2		2,000 Warrants**	$1.70	NI 45-106 Sec 2.3(2) Nov 16/05	$3,400.00
Cannaccord Capital Corporation Suite 2200, 609 Granville St. Vancouver, B.C. V7Y 1H2		2,000 Warrants**	$1.70	NI 45-106 Sec 2.3(2) Nov 16/05	$3,400.00
Bolder Investments Partners Ltd. Suite 800, 1450 Creekside Dr. Vancouver, B.C. V6J 5B3		5,000 Warrants**	$1.70	NI 45-106 Sec 2.3(2) Nov 16/05	$8,500.00
Odlum Brown Limited Suite 1100, 250 Howe St. Vancouver, B.C. V6C 3R8		2,600 Warrants**	$1.70	NI 45-106 Sec 2.3(2) Nov 16/05	$4,420.00

Item 9: If a distribution is made in Ontario, please include the attached “Authorization of Indirect Collection of Personal Information for Distributions in Ontario”. The “Authorization of Indirect Collection of Personal Information for Distributions in Ontario” is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date:  November 25, 2005

ALMADEN MINERALS LTD.

Name of issuer (please print)

Morgan Poliquin, Director. 604-689-7644

“Morgan Poliquin”

Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

William J. Worrall, Q.C.

Lawyer

604-641-2765

Julie Ristak

Legal Assistant

604-641-2766

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Authorization of Indirect Collection of Personal Information for Distributions in Ontario

The attached Schedule I contains personal information of purchasers and details of the distribution(s).  The issuer hereby confirms that each purchaser listed in Schedule I of this report

(a)

has been notified by the issuer

(i)

of the delivery to the Ontario Securities Commission of the information pertaining to the person as set out in Schedule I,

(ii)

that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation,

(iii)

that this information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario, and

(iv)

of the title, business address and business telephone number of the public official in Ontario, as set out in this report, who can answer questions about the Ontario Securities Commission’s indirect collection of the information, and

(b)

has authorized the indirect collection of the information by the Ontario Securities Commission.

Instructions:

1.

File this report and the applicable fee in each jurisdiction in which a distribution is made at the addresses listed at the end of this report.  If the distribution is made in more than one jurisdiction, the issuer may complete a single report identifying all purchasers and file that report in each of the jurisdictions in which the distribution is made. Filing fees associated with the filing of the report are not affected by identifying all purchasers in a single report.

2.

If the space provided for any answer is insufficient, additional sheets may be used and must be cross-referenced to the relevant part and properly identified and signed by the person whose signature appears on the report.

3.

One report may be used for multiple distributions occurring within 10 days of each other provided that the report is filed on or before the 10th day following the first of such distributions.

4.

In order to determine the applicable fee, consult the securities legislation of each jurisdiction in which a distribution is made.

Securities Regulatory Authorities and Regulators

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia V7Y 1L2

Telephone: (604) 899-6500

Toll free in British Columbia and Alberta 1-800-373-6393

Facsimile: (604) 899-6506

Alberta Securities Commission

4th Floor, 300 – 5th Avenue SW

Calgary, Alberta T2P 3C4

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

Ontario Securities Commission

Suite 1903, Box 5520 Queen Street West

Toronto, Ontario M5H 3S8

Telephone: (416) 593-3682

Facsimile: (416) 593-8252

Public official contact regarding indirect collection of information:

Administrative Assistant to the Director of Corporate Finance

Telephone (416) 593-8086